[Letterhead of Weyerhaeuser Real Estate Company]

May 8, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated May 2, 2014
Regarding Weyerhaeuser Real Estate Company
Amendment No. 1 to Registration Statement on Form S-4/S-1
Filed March 28, 2014
File No. 333-193251

Dear Ms. Long:

On behalf of Weyerhaeuser Real Estate Company (“we”, “our”, “WRECO” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to its Registration Statement on Form S-4/S-1 filed with the Commission on March 28, 2014 (the “Registration Statement”) contained in your letter dated May 2, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been filed via Edgar on the date hereof. In addition, for your convenience, the Company is sending via courier four clean copies of Amendment No. 2 and four copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 181

3. Notes to Unaudited Pro Forma Condensed Combined Balance sheet, page 188

1.	We note your response to comment three in our letter dated April 10, 2014. It is unclear how the draft disclosures provided in your response letter adequately explains to investors how you calculated the $8 million adjustment to cost of home sales for the increase in capitalized interest expense related to the $35 million increase in interest expense related to the New Debt as compared to the intercompany debt. Please expand your disclosure to provide sufficient information to allow an investor to understand how this amount was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Ms. Pamela Long

May 8, 2014

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See 4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations on page 199 of Amendment No. 2.

Further, we feel the pro forma adjustment to cost of homes sales is appropriate under Article 11-02(b)(6) based on the following:

•	Pro forma adjustments should only include the effects of changes that result directly from the transaction.

¡	The adjustment to cost of homes sales is a direct result of the increase in interest related to the issuance of New Debt that will carry a higher interest rate than the historical debt payable to Weyerhaeuser.

•	Pro forma adjustments should only include the effects of changes that are expected to have a continuing effect.

¡	The adjustment to cost of homes sales will have a continuing effect as a result of the higher interest rate on the New Debt.

•	Pro forma adjustments should only include items that are factually supportable.

¡	The adjustment to cost of homes sales is factually supportable based on using the historical amortization of interest to cost of homes sales as a percentage of total capitalized interest for the combined company to estimate the pro forma adjustment.

Note 19: Real Estate Impairments and Charges, page F-33

2.	We note your response to comment five in our letter dated April 10, 2014. Please revise your disclosure to clarify that management is responsible for the fair value estimate of the Coyote Springs Property and considered the independent appraisal as part of their evaluation.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. See Note 19: Real Estate Impairments and Charges on page F-33 of Amendment No. 2.

Ms. Pamela Long

May 8, 2014

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (253) 924-2800 or by email at peter.orser@weyerhaeuser.com.

Sincerely,

/s/ Peter M. Orser
Peter M. Orser President and Chief Executive Officer

cc:	Sandy D. McDade, Esq., Weyerhaeuser Company

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP